UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-49917
CUSIP NUMBER #212017-10-7

(Check One):     [ ] Form 10-K     [ X ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q     [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended:         June 30, 2003
[   ] Transition Report on Form 10-K                     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      Nevada Geothermal Power Inc.
Former name if applicable   Continental Ridge Resources Inc.
Address of Principal Executive Office (Street and Number) 409 Granville Street, #900
City, State and Zip Code Vancouver, British Columbia, Canada   V6C 1T2

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

New Form 20-F instructions and US GAAP Conversion is taking longer than expected

PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

              Brian Fairbank                                       (604)                         688-1553
                       (Name)                                          (Area Code)            (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nevada Geothermal Power Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date  December 23, 2003               By     /s/ Brian Fairbank
                                                                  Brian Fairbank
                                                                  President and Director